712 Fifth Avenue

New York, New York 10019

(212) 957-5003

VIA EDGAR TRANSMISSION

March 17, 2014

Mr. Terence O’Brien

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington D.C. 20549-4631

Re:	Griffon Corporation
Form 10-K for the fiscal year ended September 30, 2013
Filed November 15, 2013
File No. 1-06620

Dear Mr. O’Brien:

Thank you for your letter dated March 4, 2014 regarding the above-referenced matter. In response to your comments, Griffon Corporation (“Griffon” or the “Company”) is supplying the information as detailed below. For your convenience, our responses follow each of your comments, which are reproduced below. In situations in which we provide future expected disclosures, such disclosures have been drafted as though they were included in our Form 10-K for the year ended September 30, 2013. All amounts are in thousands unless otherwise noted.

Form 10-K for Fiscal Year Ended September 30, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Consolidated Results of Operations, page 32

1.	We note that you have incurred material costs for various restructuring activities during each period presented. In future filings, please provide a discussion and analysis of the anticipated future cost savings for the restructuring activities currently in process and whether the actual cost savings are in line with the anticipated cost savings from completed restructuring activities. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences, and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 and ASC 420-10-50-1 for guidance.
1

Mr. Terence O’Brien

Securities and Exchange Commission

March 17, 2014

Response

In future filings, we will expand our discussion regarding future cost savings for restructuring activities, consistent with the following (additional wording italicized):

In January 2013, ATT announced its intention to close certain manufacturing facilities and consolidate affected operations primarily into its Camp Hill and Carlisle, PA locations. The intended actions, to be completed by the end of calendar 2014, will improve manufacturing and distribution efficiencies, allow for in-sourcing of certain production currently performed by third party suppliers, and improve material flow and absorption of fixed costs. Management currently estimates that, upon completion, these actions will result in annual cash savings exceeding $10,000, based on current operating levels; these savings are consistent with those anticipated at the onset of the initiative.

2.	We note that the components of other comprehensive income have materially impacted total comprehensive income for each period presented, mainly due to foreign currency translation and pension adjustments. Please expand your discussion and analysis in future filings to provide a comprehensive discussion and analysis of the foreign currencies and transactions generating the foreign currency adjustments and how the changes in the material assumptions impacting pension expense (e.g., discount rate, expected long-term rate of return on plan assets, and expected rate of compensation increase) led to the adjustments recognized.

Response

In future filings, we will provide discussion regarding the components of comprehensive income, consistent with the following:

During 2013, total other comprehensive income, net of taxes, of $16,220 consisted of a $3,090 loss from Foreign currency translation adjustments primarily due to the weakening of the Canadian, Brazilian and Australian currencies, partially offset by the strengthening Euro, all in comparison to the U.S. Dollar, and a $19,310 benefit from Pension and other post retirement plans, primarily due to increased assumed discount rates consistent with increased market interest rates.

2

Note 1 – Description of Business and Summary of Significant Accounting Policies, page 57 Revenue recognition, page 59

3.	In future filings, please disclose the amount of the accrual for anticipated losses on contracts as of each balance sheet date, along with the amount(s) included in each balance sheet line item. Please also quantify the estimated remaining costs to complete for loss contracts. If loss contracts have had an immaterial impact to your consolidated financial statements, please disclose this fact. Please refer to ASC 605-35-45-2.

Response

An estimated loss for contracts with total forecasted costs exceeding forecasted revenue is recognized in the period the loss is identified. All future revenue is recognized at a zero gross margin unless the forecast is revised.

In future filings, we will provide discussion regarding the anticipated losses on contracts, including estimated remaining costs to complete for such loss contracts, consistent with the following:

The estimated remaining costs to complete loss contracts as of September 30, 2013 was $3,600.  As of September 30, 2013, the unbilled receivables balance included $1,900 of reserves for contract risk.

4.	In future filings, please provide the disclosures required by ASC 605-35-50-6–50-10 for contract claims and revisions of contract estimates. If contract claims and contract estimate revisions have had an immaterial impact to your consolidated financial statements, please disclose this fact.

Response

In future filings, we will provide discussion regarding contracts claims and revisions of contract estimates, consistent with the following:

Changes in estimated revenue, cost of sales and the related effect on income from operations are recognized using a catch-up adjustment, which includes amounts from prior periods, based on each contract’s percentage of completion. In 2013, 2012 and 2011, income from operations included net favorable (unfavorable) catch-up adjustments approximating $600, $11,400 and ($1,600), respectively.

Accounts receivable, allowance for doubtful accounts and concentrations of credit risk, page 61

5.	In future filings, please provide the disclosures as of each balance sheet date required by Article 5-02.3(c)(1) of Regulation S-X.

Response

The Company does not currently have customers or contracts that prescribe specific retainage provisions. In future filings, we will include a statement to this effect in our relevant disclosures. In addition, if such provisions arise in future contracts, we will include appropriate disclosures regarding such retainage provisions.

3

Contract costs and recognized income not yet billed, page 61

6.	In future filings, please provide the disclosures as of each balance sheet date required by Articles 5-02.3(c)(3), 5-02.3(c)(4), and 5-02.6(d) of Regulation S-X.

Response

Regarding Article 5-02.3(c)(3), as of September 30, 2013, the Company did not have material amounts (less than $200) representing claims within the accounts receivable or not yet billed balance sheet line items. In the future, if such amounts become material, we will include the required disclosure.

Regarding 5-02.3(c)(4), as of September 30, 2013, the amount of unbilled amounts expected to be collected after one year was $10,967; all billed amounts are expected to be collected in less than one year.

Regarding 5-02.6(d), as of September 30, 2013, the Company had no deferred contract costs that were not reflected in the estimate-to-complete or that would not be absorbed in the cost of sales of on-going firm orders.

In future filings, we will provide disclosures regarding contract costs and recognized income not yet billed, consistent with the following:

Contract costs and recognized income not yet billed consists of amounts accounted for under the percentage of completion method, recoverable costs and accrued profit that cannot yet be invoiced under the terms of certain long-term contracts. Amounts will be invoiced when applicable contract terms, such as the achievement of specified milestones or product delivery, are met. At September 30, 2013 and 2012, approximately $11,000 and $15,600, respectively, of contract costs and recognized income not yet billed was expected to be collected after one year; all accounts receivable amounts are expected to be collected in less than one year.

Goodwill and indefinite-lived intangibles, page 62

7.	We note your disclosure that you define your reporting units for purposes of testing goodwill for impairment as your three segments. Based on your response to comment 17 in your letter dated March 28, 2011, and your response to comment 2 in your letter dated April 21, 2011, you test goodwill for impairment at the operating segment level, as required by ASC 350-20-35-36. As such, it is unclear why your disclosure indicates that you test goodwill at the reportable segment level. Please advise.

Response

Our Reportable Segments are Home & Building Products (“HBP”), Plastic Products (“Plastics”) and Telephonics. These are also our Operating Segments and Reporting Units for purposes of goodwill testing. HBP consists of Clopay Building Products (“CBP”) and Ames True Temper (“ATT”).

4

In reviewing our responses to the Commission’s 2011 comment letters, we agree that there were initial inconsistencies in the use of the terms in question, and believed that we corrected such inconsistencies in our April 21, 2011 response in which we state that our HBP segment is a single Reporting Unit.

Each of our Reportable Segments has discrete financial information, which is reviewed by the Chief Operating Decision Maker (“CODM”) and reported to the Griffon Board of Directors. The CODM reviews each Reportable Segment and assesses performance at the Reportable Segment level in order to make decisions regarding allocation of capital.

We test goodwill at the Reportable Segment level. When HBP was created on September 30, 2010, upon the purchase of ATT, the components of HBP were combined into one Reporting Unit for goodwill testing purposes.

In future filings, we will include additional disclosures (in italics) consistent with the following:

Griffon defines its reporting units as its three segments, HBP, Telephonics and Plastics. HBP consists of two components, ATT and CBP, which, due to their similar economic characteristics, are aggregated into one Reporting Unit for goodwill testing.

Note 10 – Notes Payable, Capitalized Leases and Long-Term Debt, page 71

8.	In future filings, please disclose the amount available under the Credit Agreement without violating any debt covenants as of the most recent balance sheet date to allow investors to better understand your liquidity.

Response

In future filings, we will provide disclosures regarding availability under our Credit Agreement without violating any debt covenants, consistent with the following (additional wording italicized):

At September 30, 2013, there was $25,457 of standby letters of credit outstanding under the Credit Agreement; $199,543 was available for borrowing under the Credit Agreement at that date.

Note 11 – Employee Benefit Plans, page 76

9.	You state that the 2013 selling, general and administrative expenses include a $2.1 million non-cash, pension settlement loss resulting from the lump-sum buyout of certain participant’s balances in the Company’s defined benefit plan and that the buyouts were funded by the pension plan. Please tell us how you determined that the expense is a non-cash item in light of the fact that you fund the pension plan assets or remove the reference to the expense as a non-cash item in future filings.
5

Response

Funds to satisfy the lump-sum buyout of certain plan participants were provided exclusively by the assets of the pension plan; the Company provided no funding with respect to the buyouts. It was on this basis that we determined that the buyout was a non-cash expense to the Company in fiscal 2013. However, in considering that the pension plan in question is currently underfunded and the Company will likely be obliged to make future funding contributions to the plan, we will remove the reference to “non-cash” in future filings.

Note 18 – Reportable Segments, page 94

10.	We note your response to comment 17 in your letter dated March 23, 2011, in which you clarified that ATT and CBP meet the definition of operating segments and are aggregated into one reportable segment, as you determined that these two operating segments meet the aggregation requirements in ASC 280-10-50-11, including similar economic characteristics.

In future filings, please provide the disclosure required by ASC 280-10- 50-21.a., including your conclusion that the nature of the products offered by these two operating segments are similar and that the two operating segments exhibit similar economic characteristics.

Response

As we noted in response to your comment 7 above, we were inconsistent in our use of terminology, thus leading to the confusion. HBP, which is comprised of two components, ATT and CBP, is both a Reporting Segment and an Operating Segment. We will include the additional disclosures noted in our response to comment 7 above in our future filings.

11.	Please disclose the basis for how you attribute your revenues from external customers to foreign countries in future filings. Refer to ASC 280-10-50-41 and 280-10-55-22 for guidance.

Response

In future filings we will clearly indicate that the Revenue by Geographic Area is based on country of destination of sale.

Note 20 – Consolidating Guarantor and Non-Guarantor Financial Information, page 98

12.	Please revise your disclosure in future filings to clarify that all of the guarantor subsidiaries are 100% owned by the parent as defined in Article 3-10(h)(1) of Regulation S-X, if correct. Please note that “wholly-owned” has a different meaning than 100% owned. Please also refer to Article 1-02(aa) of Regulation S-X for guidance.
6

Response

As a preliminary matter, we note that, as previously publicly disclosed, over 77% of the 7-1/8% Notes due 2018 (the “Old Notes”), with respect to which Note 20 relates, were repurchased pursuant to a tender offer, and the indenture was discharged on February 27, 2014 by deposit with the trustee for the Old Notes of an amount sufficient to redeem the remaining notes on April 1, 2014 together with an irrevocable notice of redemption. On February 27, 2014, the Company issued $600 million aggregate principal amount of 5.25% Senior Notes due 2022 (the “New Notes”), a substantial portion of the proceeds of which were used to repurchase and redeem the Old Notes.  The New Notes are guaranteed by certain subsidiaries of the Company on substantially the same basis as such subsidiaries guaranteed the Old Notes.

In future filings we will state that the guarantors of the New Notes are 100% owned.

13.	We note your disclosure that the notes are fully and unconditionally guaranteed by the guarantor subsidiaries. Please confirm to us that there are no circumstances the guarantor subsidiaries may be released entirely from its obligations to guarantee the Senior Notes. Otherwise, please provide us with a description of each release provision and confirm that in future filings you will note the release provisions each time that you disclose the guarantees are full and unconditional, along with a description of the release provisions.

Response:

Reference is made to the first part of our response to comment 12 above; our response assumes that comment 13 applies to the New Notes.

The indenture relating to the New Notes (the “Indenture”) contains terms providing that, under certain limited circumstances, a guarantor will be released from its obligations to guarantee the New Notes.  These circumstances include (i) a sale of at least a majority of the stock, or all or substantially all the assets, of the subsidiary guarantor as permitted by the Indenture; (ii) a public equity offering of a subsidiary guarantor that qualifies as a “Minority Business” as defined in the Indenture (generally, a business the EBITDA of which constitutes less than 50% of the segment adjusted EBITDA of the Company for the most recently ended four fiscal quarters), and that meets certain other specified conditions as set forth in the Indenture; (iii) the designation of a guarantor as an “unrestricted subsidiary” as defined in the Indenture, in compliance with the terms of the Indenture; (iv) Griffon exercising its right to defease the New Notes, or to otherwise discharge its obligations under the Indenture, in each case in accordance with the terms of the Indenture; and (v) upon obtaining the requisite consent of the holders of the New Notes.

We confirm that in future filings that we will include a description of the release provisions relating to the guarantees of the New Notes similar to the description provided in the paragraph above.

7

14.	Please tell us how your presentation for the Parent Company complies with the guidance in Article 3-10(i)(3) of Regulation S-X. In this regard, we note that the Parent Company’s total shareholders’ equity does not agree with the consolidated total shareholders’ equity for the periods presented. Similarly, the Parent Company’s net income (loss) does not agree with the consolidated net income (loss) for the periods presented.

Response:

In preparing past guarantor statements, we had determined that parent company income and equity reflected the parent’s ownership in direct, first tier subsidiaries, all of which are non-guarantors. However upon receiving the Staff’s comments and further consideration of the applicable guidance, we are in agreement with the Staff’s suggestion. We will revise the applicable disclosure in future filings (which will be with respect to the New Notes) such that equity and income of the parent equal that of the consolidated group.

In conclusion, as requested, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Douglas J. Wetmore

Douglas J Wetmore
Executive Vice President
Chief Financial Officer
8